EXHIBIT 3


                                AMENDMENT NO.1 TO
                          AMENDED AND RESTATED BY-LAWS
                             OF NFO WORLDWIDE, INC.


         Article II Section 2 of the Amended and Restated By-laws of NFO WORLDWIDE, INC. (the "Corporation") is hereby amended and restated in its entirety as follows:

         "Section 2. Time and Place of Special Meetings. Special meetings of the common stockholders of the Corporation, and any proposals to be considered at such meetings, may be called and proposed exclusively by the Board of Directors, pursuant to a resolution approved by a majority of the members of the Board of Directors at the time in office, and no stockholder of the Corporation shall require the Board of Directors to call a special meeting of common stockholders or to propose business at a special meeting of common stockholders."